PROSPECTUS SUPPLEMENT NO. 8

Filed Pursuant to Rule 424(b)(3)

TO PROSPECTUS DATED MARCH 15, 2006

Registration No. 333-132045

PCS EDVENTURES!.COM, INC.

Supplement No. 8

to

Prospectus Dated March 15, 2006

This Prospectus Supplement No. 8 supplements and amends certain information contained in our Prospectus, dated March 15, 2006.  This Prospectus Supplement No. 8 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus and our Prospectus Supplement Nos. 1 through 7, which were filed with the Securities and Exchange Commission on July 12, 2006; April 11, 2007; June 6, 2007; July 5, 2007; July 1, 2008; July 15, 2009; and October 13, 2009, respectively.  This Prospectus Supplement No. 8 is qualified by reference to the Prospectus and Prospectus Supplement Nos. 1 through 7, except to the extent that the information in this Prospectus Supplement No. 8 supersedes the information contained in the Prospectus and Prospectus Supplement Nos. 1 through 7.

The following risk factor is added under the subheading “We Face Risks Related to Our Business” under the caption “Risk Factors” on page 4 of the Prospectus:

The Securities and Exchange Commission’s anticipated filing of a civil injunctive action against us may have a material adverse effect on our business.

On October 16, 2009, we received a “Wells Notice” from the Salt Lake regional office staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”).  The Wells Notice informed us of the Staff’s intention to recommend to the Commission that the SEC bring a civil action against us alleging that we violated Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 10b-5, 12b-20, 13a-1 and 13a-11 thereunder.  The Wells Notice was issued in connection with a previously disclosed investigation into possible violations of federal securities laws stemming from disclosures made by PCS in its 8-K Current Report dated March 27, 2007 and in a related press release that announced a License Agreement with Global Techniques dba PCS Middle East (“PCS ME”), subsequent sales of PCS stock by certain PCS officers and directors, book and record-keeping procedures and internal controls relating to revenue recognition from the License Agreement, and later disclosures concerning the License Agreement.  PCS has been informed that, as a result of the investigation, Wells Notices were also issued to the Chairman of the Board/Chief Executive Officer; the Executive Vice President/Chief Technology Officer; a director; and a former officer.

Information about the investigation was previously disclosed in Part I Item 3 of PCS’ 10-K

Annual Report for the fiscal year ended March 31, 2009, in Part II Item 1 of its 10-Q Quarterly Report for the quarter ended June 30, 2009, and in footnotes to PCS’ consolidated financial statements contained in those reports.  PCS has cooperated fully in providing information and documentation to the Staff during the SEC’s investigation.

In connection with the contemplated recommendation, the Staff may seek remedies including, among other things, a permanent injunction against future violations of federal securities laws, civil monetary penalties and, in the case of the individual Wells Notice recipients, disgorgement of PCS stock sale proceeds and a bar against continued service as officers or directors of PCS.

Under a process established by the SEC, PCS and each of the other recipients of the Wells Notices have the opportunity to submit any reasons of law, policy or fact why they believe that a civil injunctive action should not be brought (a “Wells Submission”) before the Staff makes its recommendation to the Commission regarding what action, if any, should be brought.  PCS intends to make a Wells Submission and will endeavor to reach a resolution with the Staff before any action is filed, but cannot guarantee that it will be able to do so.  There can be no assurance that the SEC will not decide to bring an action against PCS and/or the officers and directors who have also received Wells Notices.

Under its bylaws, PCS is obligated, subject to certain exceptions and conditions, to indemnify and advance expenses to current and former officers and directors in connection with the SEC investigation and any subsequent SEC enforcement actions.  The costs incurred by PCS in addressing the SEC investigation and possible enforcement proceedings, including the anticipated costs of indemnification of PCS’ officers and directors, will likely have a material adverse effect on PCS’ business, financial position, results of operations and cash flows (including its liquidity and its plan of operation as outlined in management’s discussion and analysis in PCS’ most recent 10-K and 10-Q reports).  The investigation and possible enforcement proceedings could result in adverse publicity and divert the efforts and attention of PCS’ executive management team from ordinary business operations.

PCS’ directors and officers insurance carrier has denied coverage of any claims relating to the SEC investigation, including defense costs, based on its contention that PCS did not give it timely notice of the SEC’s formal non-public order commencing the investigation or the related issuance of subpoenas by the SEC.  PCS disagrees with the carrier’s coverage position and is continuing its efforts to require the insurer to satisfy its contractual obligations.  There can be no assurance that the insurer will reimburse the legal expenses associated with the SEC investigation or any subsequent enforcement action that may be commenced in the future.

The first paragraph under the Risk Factor “If we lose our key personnel or are unable to hire additional personnel, we will have trouble growing our business” on Page 8 of the Prospectus is revised as follows:

We depend to a large extent on the abilities of our key management and technical personnel, in particular Anthony A. Maher, our President and Chief Executive Officer, and Robert O. Grover, our Executive Vice President and Chief Technology Officer.  The loss of any key employee or our inability to attract or retain other qualified employees could seriously impair our results of operations and financial condition.  This risk is magnified as a result of the receipt by Messrs. Maher and Grover of the SEC’s Wells Notice dated October 16, 2009, because the SEC may seek a bar against continued service as PCS officers and directors as one potential remedy in any enforcement action that it may bring against these individuals.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The date of this Prospectus Supplement No. 8 is October 20, 2009.